Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

July 9, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Robert Arzonetti
Re:    Yukon New Parent, Inc.
Amendment No. 2 Registration Statement on Form S-4 and
Response Letter dated July 3, 2025
Dear Mr. Arzonetti:
On behalf of Yukon New Parent, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in its letter dated July 8, 2025 with respect to Amendment No. 2 to the Company’s registration statement on Form S-4 (the “Registration Statement”) and the Company's response letter addressing the Staff's prior comments with respect to the Registration Statement filed on July 3, 2025 (the "Prior Response Letter"). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below response, such revisions have been included in the Registration Statement filed concurrently herewith.
Response dated July 3, 2025
Summary, page 11
1.Comment: We note multiple references to 180 Degree Capital Corp. being an investment company registered under the 1940 Act with the SEC, and the plan to deregister. Refer to comment 5 of our June 3, 2025 letter. Please revise here and where appropriate to summarize the timeline for transitioning between regulatory regimes. In this regard, it appears that dispositions may be required in order to fall within the “40% test.” Please revise to clarify.
Response: The Company advises the Staff on a supplemental basis that the Company will not meet the definition of an “investment company” as defined in Section 3(a)(1) of the 1940 Act after the completion of the Business Combination. As reflected in the pro forma condensed combined financial statements included in the Proxy Statement, less than 40% of the value of the total assets of the Company (exclusive of cash and government securities) are expected to consist of “investment securities”, as such term is defined under Section 3(a)(2) of the 1940 Act, after completion of the Mergers. Accordingly, the Company will not fail the "40% test" in Section 3(1)(a)(C) of the 1940 Act. In addition, as an operating business that will continue to manage funds and other investment vehicles following the Mergers, the Company does not intend to be,

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nor will it hold itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act.
After completion of the Business Combination, 180 Degree Capital will therefore be a wholly-owned subsidiary of an operating company that falls outside of the definition of "investment company" under the 1940 Act, and will represent less than 40% of the Company's total assets. Thus, 180 Degree Capital will able to avail itself of the exception from the definition of investment company set forth in Section 3(c)(7) of the 1940 Act. As a result, 180 Degree Capital will no longer be required to be registered as an investment company under the 1940 Act. The Company respectfully refers the Staff to the disclosure set forth in the section of the Registration Statement titled "180 DEGREE CAPITAL PROPOSAL NO. 2 - THE TURN 1940 ACT DEREGISTRATION PROPOSAL – Process of Deregistration" which details 180 Degree Capital's intention to deregister under the 1940 Act by filing of an Application for Deregistration on Form N-8F as a result of its ability to rely on the exception from the definition of investment company set forth in Section 3(c)(7) of the 1940 Act.

General
2.Comment: We note your response to prior comment 1 regarding the 26% return on equity disclosed in the January 2025 presentation about the merger and assuming the "hypothetical $10 million capital contribution from Mount Logan." Please revise as requested in prior comment 1 or advise us why you believe the 26% ROE is not inconsistent with the references on pages 20 and 121 of the registration statement to an "Implied Breakeven Return on Equity." Additionally, please revise Background of the Merger and where appropriate to address the hypothetical $10 million capital contribution from Mount Logan or advise us why you believe that element of the investor presentation is not material to investors.
Response: The Company advises the Staff on a supplemental basis that the references of an "Implied Breakeven Return on Equity" on pages 20 and 121 of the registration statement relate to the shareholders of Mount Logan taking into account the economics and structuring of the Business Combination and that due to the fixed cost nature of running a public company, the required return on equity to shareholders of Mount Logan in order for the Business Combination to be accretive to them is limited. As noted by the Company in its prior communications with the Staff, those disclosures have nothing to do with the information in Slide 14 of the January 2025 presentation. Notwithstanding this, the Company has revised Slide 14 of the January 2025 presentation and filed an updated presentation on Form 425 herewith that reflects additional clarification beyond the Company's proposed revisions described in the Prior Response Letter. These clarifications seek to remove any potential misunderstanding of the intent of the information on the slide and to show how an investment of $10 million by Mount Logan into its wholly-owned insurance company, Ability, could, under the assumptions listed, lead to the generation of approximately $2.6 million per year of additional shareholder equity value to Mount Logan. This $2.6 million is shown to equate to an approximate 2.5% increase in shareholder equity based on Mount Logan's shareholder equity of approximately $103 million as of March 31, 2025.

3.Comment: Please revise Management of New Mount Logan on page 197 to identify the directors currently omitted in brackets. In this regard, we note the Form 425 dated June 27,

2025, which refers to a "Director Election Special Meeting." Please revise Summary and where appropriate to address the Director Election Special Meeting and related shareholder demand. Revise to explain the assumed timing of delivering proxy materials and conducting meetings. With a view to clarifying disclosure, advise us why the director election is not being conducted at the special meeting for the merger.
Response: The Company advises the Staff that it has revised the disclosure beginning on page 202 of the Registration Statement in response to the Staff’s comment to identify the director nominees of New Mount Logan. The Company also advises the Staff that it has added disclosure in the Summary on page 31 of the Registration Statement in response to the Staff's comment regarding the Director Election Special Meeting.

The Company advises the Staff on a supplemental basis that the Director Election Special Meeting noted in the Form 425 dated June 27, 2025, relates to a special meeting solely for the purposes of electing directors for 180 Degree Capital that was called pursuant to a shareholder demand under Section 603 of the New York Business Corporation Law ("NYBCL"). The date of the Director Election Special Meeting was set by the shareholders making the demand and not by the board of directors of 180 Degree Capital. Pursuant to the NYBCL, the Director Election Special Meeting can be called by shareholders solely for the purpose of electing directors, and therefore cannot be combined with another meeting. Furthermore, the Director Election Special Meeting relates specifically to the election of 180 Degree Capital's directors. The Director Election Special Meeting is not being called, nor can it be called, by shareholders for the purpose of electing directors of the Company, which is a Delaware corporation governed by and under the Delaware General Corporation Law. The Company believes it is therefore neither appropriate nor permissible under applicable law to conduct the Director Election Special Meeting at or as part of the Special Meetings for the Mergers.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP

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